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                                                       EXHIBIT 99(a)(5)(VV)


                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE EASTERN DISTRICT OF MICHIGAN

SIMON PROPERTY GROUP, INC., ET AL.,

                      PLAINTIFFS,

                                                  HONORABLE: VICTORIA A. ROBERTS
VS.                                               CASE NO. 02-74799

TAUBMAN CENTERS, INC., ET AL.,

                      DEFENDANTS.                        FILED
                                                       MAY 8-2003
                AND                                  CLERK'S OFFICE
                                                   U.S. DISTRICT COURT
LIONEL Z. GLANCY,                                    EASTERN MICHIGAN

                      PLAINTIFF,

VS.                                     CASE NO. 02-75120

ROBERT S. TAUBMAN, ET AL.,

                      DEFENDANTS.

_______________________________________/

                           AMENDED OPINION AND ORDER*

* This Amended Opinion and Order supersedes the Opinion and Order filed on May 1, 2003.

I.   INTRODUCTION

     This matter is before the Court on joint Motions for Preliminary Injunction by the Plaintiffs in SIMON PROPERTY GROUP, INC., ET AL v TAUBMAN CENTERS, INC., ET AL, case no. 02-7499, and LIONEL Z. GLANCY v ROBERT S. TAUBMAN, ET AL, case no. 02-75120. For the

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reasons set forth below;

     1. The Court dismisses the Clancy case without prejudice and dismisses Smith from the Simon case, both for lack of subject matter jurisdiction;

     2. The Simon Plaintiffs' claims which are based on breach of fiduciary duty in connection with the 1998 restructuring and issuance of the 1998 Series B stock are dismissed for lack of standing;

     3. The Simon Plaintiffs' allegations that Defendants interfered with their right to vote are individual harms which are not subject to the demand requirements of F.R.C.P. 23.1;

     4. The balance of Simon's claims allege breaches of fiduciary duty of care and loyalty which are excused from the demand requirements of F.R.C.P. 23.1;

     5. The business judgment rule entitles the Taubman Centers, Inc. Board of Directors to the benefit of the presumption that it acted in good faith and in accordance with its fiduciary obligations in rejecting the Simon/Westfield offer in 2003, and the Simon Plaintiffs have failed to rebut the presumption;

     6. The Taubman Centers Inc. Board of Directors' action taken on December 20, 2002 to amend the bylaws, which thwarted Simon's attempts to call a special meeting of shareholders to consider the Excess Share Provision, had no compelling justification under the rule announced in BLASIUS;

     7. The Taubman family formed a group for the purpose of exercising voting power to block the Simon takeover. Their shares, in combination with the shares obtained by Defendant Robert Taubman via Voting Agreements, all as announced in the November 14, 2002, Schedule 13D/A filed with the Securities and Exchange

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Commission, are "control shares" under the Michigan Control Share Acquisitions
Act, MCL 450.1790(2)(b);and

     8. The Simon Plaintiffs have satisfied the requirements for injunctive relief. Defendants are enjoined from:

     (A)  enforcing the December 20, 2002 Special Meeting Amendment; and

     (B) voting the 33.6% controlling block of shares referenced in the November 14, 2002 Schedule 13D/A that was filed with the Securities and Exchange Commission. These shares may not be voted unless voting rights are extended to the shares in accordance with the Michigan Control Share Acquisitions Act.

     Accordingly, the Court GRANTS the Simon Plaintiffs' motion in part and DENIES it in part; and, the Court DENIES the Glancy motion.

II.  BACKGROUND

     Plaintiffs Simon Property Group, Inc., Simon Property Acquisitions, Inc. ("Simon") and Randall J. Smith(1) filed their complaint against Taubman Centers, Inc. (TCI), A. Alfred Taubman, and members of the TCI Board of Directors--Robert
S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William Taubman, Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert ("the Board"). Simon and TCI are competitors in the regional shopping center business. Smith is a TCI shareholder.

     Simon sought judicial intervention in its takeover effort after the Board rejected its unsolicited offer to purchase all of TCI's outstanding common stock at $18 per share

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     (1) Smith joined later in this action, under F.R.C.P. 20. Smith and Simon will collectively be referred to as "the SPG Plaintiffs"or "SPG."

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on December 5,2002. Westfield America ("Westfield")(2) joined the Simon offer on
January 15,2003 (the "Simon/Westfield Offer"). Then, the offer was increased to $20.00 per share. The Plaintiffs contend that more than 85% of TCI's common shares were tendered into this offer.(3)

     Likewise, TCI shareholder Lionel Z, Glancy ("Glancy") seeks relief from current and former actions by the Board, including its rejection of the Simon/Westfield offer. Glancy's complaint is on behalf of himself and other TCI shareholders, as well as derivatively on behalf of TCI. Glancy's complaint does not name A. Alfred Taubman as a Defendant.

     The SPG Plaintiffs and Glancy assert similar claims. In a five-count complaint, the SPG Plaintiffs allege that: (1) the Taubman family does not have the right to vote Series B Preferred Stock acquired by the family in 1998 (Count
I)(4); (2) the Taubman family does not have the right to vote shares recently acquired, their Series B Preferred Stock, or exercise irrevocable proxies to vote the shares of others, because it gives the Taubmans a controlling share in TCI without a vote of disinterested shareholders (Count II); (3) the Taubmans are not entitled to vote the Series B Preferred Stock and the new shares in such a way that it would foreclose the Simon/Westfield tender offer

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     (2) Westfield is not a party to this action. It is a corporation controlled by Westfield America Trust, an Australian real estate company.

     (3) A tender offer is a device by which one corporation seeks to acquire control of another by offering to buy a substantial portion of its shares tendered for sale at a stipulated price. 6A FLETCHER CYCLOPEDIA OF PRIVATE CORP.
SECTION 2841.10.

     (4) The Court granted Defendants' Motion to Dismiss this Count, in part, in its January 22,2003 Order.

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and disenfranchise the public shareholders. Further, they allege that the
Special Meeting Amendment of December 20,2002(5) should be deemed null and void since its passage was a breach of the Board's fiduciary duty (Count III); and
(4) various other acts and omissions of Defendants constitute breaches of fiduciary duty (Counts IV and V).

     Counts I and II of Glancy's complaint also allege that Series B stock acquired by the Taubman family does not have voting rights. Counts III through V allege that Defendants breached their fiduciary duties to the potential class of plaintiffs in the issuance of Series B stock and in their response to the Simon/Westfield offer. Count VI is a derivative claim for alleged breaches of fiduciary duties owed to TCI.

     TCI is a publicly traded real estate investment trust ("REIT").(6) TCI conducts its regional shopping center operations through a limited partnership known as the Taubman Realty Group Limited Partnership ("TRG"). TCI is its managing partner.(7) When TCI was taken public in 1992, 99% of it was owned by public shareholders.

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     (5) The Special Meeting Amendment was a December 20, 2002 amendment to the
TCI bylaws. Instead of 25% of the shareholders being able to call a special meeting, as early as 10 days after giving notice of the meeting, the amendment gave the Board the power to call a special meeting, not sooner than 30 days after the Board determined to set the meeting date.

     (6) A REIT is a passive Investment vehicle (like a mutual fund) that enables large numbers of investors to pool their capital and invest in real estate projects that might otherwise be unavailable as an investment. See Peter
M. Fass, et al, REAL ESTATE INVESTMENT TRUSTS HANDBOOK, pp 3-4 (2003 ed., West Group).

     (7) Plaintiffs contend that TCI and TRG have always been separate legal entities. Defendants, however, contend that TCI and TRG comprise a single enterprise known as an umbrella partnership real estate investment trust ("UPREIT") and that both companies must be evaluated together.

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including the General Motors Pension Trusts ("GM"). GM owned approximately 20%
of the common stock. TRG partnership interests were allocated as "units." The Taubman family owned 23% of the partnership units, while GM and TCI owned the remaining units.

     A 13-member Partnership Committee ("Committee) governed TRG. The Committee had authority over TRG affairs. The Taubman family and Taubman family designees held four seats on the Committee. GM held four seats and TCI held five seats.

     TCI was governed by a 10 (later 11) member Board of Directors. Two Board members were affiliated with GM, four were affiliated with the Taubman family and the remaining four members were designated as "independent directors."(8) Because management decisions were made at the TRG partnership level, the TCI Board's primary function was to issue dividends to shareholders. Decisions of both the Committee and the Board required a majority vote by disinterested members.(9)

     TCI's Articles of Incorporation, via its "Excess Share Provision," prohibit anyone from acquiring shares in excess of 8.23% of the value of the outstanding capital stock of TCI (except certain persons who may own up to 9.9%). The Articles provide that any transfer of stock that would result in a person owning shares in violation of the excess share provision is void AB INITIO and the intended transferee will not acquire any rights in

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     (8) The TCI Articles of Incorporation define an independent director as an individual who is "neither an officer nor employee of [TCI] or any of its direct or indirect subsidiaries." Articles, Art. III, Section 2(c)(ii)(h).

     (9) Actions by the Board required a majority vote of disinterested independent directors as well as a majority vote of all disinterested members.

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the shares. Should the Board or anyone desire to forego this limitation on acquisition, the Board is not at liberty to waive it; rather, the provision can only be amended or eliminated by a two-thirds vote of TCI's shareholders.

     Plaintiffs point out that with the structure of governance in place from 1992 to 1998, the Taubman family was in the minority and could not have blocked either a proposed sale or an amendment to the Articles. Changes beginning in 1998 are the crux of the dispute before the Court.

     In 1998, GM decided to reduce the size of its investment in TCI/TRG. At the same time, Defendants contend that they were looking to simplify the two-tiered TCI/TRG governance structure, because there was speculation that the structure was the reason that the stock price was low. A special planning committee(10) was formed to draft a restructuring proposal that would make recommendations for governance strategies.

     As part of the restructuring, the Board authorized the issuance of a new class of stock called the "Series B Preferred Stock ("Series B stock") to limited partners of TRG. The limited partners each received one share of Series B stock for each TRG unit held, at $.001 per share. Defendants say that this stock issuance was designed to reallocate voting rights from the Committee, which was being eliminated, to TCI.(11) GM's

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     (10) The special planning committee consisted of A. Alfred Taubman, two GM representatives and two independent directors.

     (11) Defendants point out that in issuing the stock the Board was acting within the express authority provided to it by an amendment to the Articles of Incorporation in 1996. See Articles, Art. III, Section 1; May 15,1996 Proxy Statement, pp 18-19. Plaintiffs, however, contend that the amendment does not insulate the Board from an issuance which violates the law.

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withdrawal had proportionately increased TCI's operating interest to 63% (from
39%) and TRG's minority partners' interest was increased to 37%. Per Defendants, this increase in TCI's interest would have left TRG's minority partners with no say over the management of TRG assets. The Series B stock issuance remedied this inequity according to Defendants, by giving TRG minority partners a shareholder vote in TCI directly proportional to their ownership interest in TRG's assets, and by enabling them to vote along with shareholders.(12) Significantly, with the issuance of the Series B stock, the Taubman family obtained approximately 30% voting power in TCI (at a cost of only $38,400) and a blocking position over
(1) a sale of the company and (2) amendment or elimination of the excess share provision.

     Defendants say they view the stock issuance as having only nominal value because it was only a reallocation of voting rights. That is why it was only sold for $.001 per share. Plaintiffs, however, offer the counter opinion of M. Travis Keath, a chartered financial analyst and certified public accountant. Keath opines that the transaction "effectively diluted the collective voting power of [TCI's] common shareholders in matters of corporate governance of their own company from 100% to well under 2/3rds (approximately 62.8%)." Decl of Keath, PARA 5(A). Keath also offers a comparison to the amount that was paid for an issuance of Series A Stock in October 1997: "[TCI] received approximately $200 million when it issued 8,000,000 shares of Series A Preferred Stock in October 1997. By contrast, [TCI] received only $38,400 for the

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     (12) Plaintiffs dispute the significance of aligning the voting and economic interests. They contend that TCI and TRG are separate legal entities and the Taubman family reaps considerable tax benefits from the separate structure.

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issuance of 31,399,913 shares of Series B Preferred Stock and the approximately
37.3% voting interest it conveyed in [TCI]." ID at PARA 5 (C). Finally, Keath states that by exercising their voting power to reject the Simon/Westfield offer, holders of Series B stock are costing shareholders $264.3 million. ID at PARA 5(F)(iii).

     The Taubman family's motives, objectives and the extent to which they influenced the ultimate proposal that was adopted, are hotly disputed. For reasons that will become apparent, however, the nuances of the 1998 Series B stock issuance are not relevant to the Court's analysis. Rather, the Court will focus on the alleged improprieties in the Board's handling of the Simon/Westfield offer.

     Plaintiffs question the propriety of the manner in which the Board responded to the Simon takeover offer. Plaintiffs first take issue with the fact that Robert Taubman consulted with the FAMILY'S advisors from the 1998 restructuring involving GM - the investment banking firm of Goldman Sachs and the law firm of Wachtell Lipton - to advise this PUBLIC COMPANY with respect to the Simon/Westfield offer.(13) Board member and Defendant Bloostein testified, however, that the independent directors also retained Cyril Moscow of Honigman, Miller, Schwartz & Cohn as their advisor.

     Plaintiffs also point out that after being advised that the Taubman family had no interest in selling the company and that the family would oppose the offer, the Board did not discuss whether the offering price was financially adequate. It merely declared that

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     (13) Robert Taubman claims that the decision to hire Goldman and Wachtell was decided after consulting with the Board. However, Board member and Defendant Gilbert testified that when Robert Taubman called to advise him of the offer, Taubman told him that he had already hired Goldman and Wachtell. Curiously, Board member Bloostein testified that during the GM negotiations in 1998, he was not aware that Goldman was advising the Taubman family.

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TCI was not for sale and that further discussions would be unproductive.(14) The minutes of the October 28, 2002 Board meeting, which was called to discuss the Simon offer, indicate that only representatives of Goldman and Wachtell addressed the group regarding the Board's legal rights and obligations and the relative value of the offer.(15)

     The minutes reflect that Adam O. Emmerich of Wachtell said that the offer represented a "premium to market." OCTOBER 23, 2002 BOARD MEETING MINUTES AT 3. David Baum of Goldman stated likewise, but further stated that "public markets often undervalue the true worth of regional malls versus private values." ID. Michael J. Graziano of Goldman concurred, adding that the offer was above market and street estimates of net asset value, but "represented a significant discount to management's estimate of the Company's net asset value." ID at 4.

     Following the presentations and discussions, and "upon the advice of counsel and of Goldman Sachs and after further discussion, the Board unanimously directed that the Company advise Simon that the Company had no interest in pursuing discussions of the proposal." ID. Bloostein and Gilbert testified that in their opinion, the offer was low.

     One day following a November 13,2002 press release disclosing the rejection of

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     (14) Defendants dispute this claim. The SEC Schedule 14D-9 filing signed by
Robert Taubman on December 11,2002 states that the Board met with TCI's managment, Goldman and legal advisors (presumably Wachtell) on October 28, 2002. Per Robert Taubman, the Board unanimously decided to reject the offer after reviewing the proposal and receiving advice from Robert Taubman regarding the family's position.

     (15) Although the independent directors' advisor, Moscow, was present at the meeting, there is no indication that he addressed the group or what opinion, if any, he offered.

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the Simon offer, Robert Taubman filed a Schedule 13D/A with the Securities and
Exchange Commission (the "SEC") advising that he had entered into Voting Agreements ("Voting Agreements") with three, unrelated shareholders. The Voting Agreements granted him the sole and absolute right to vote their shares on any and all matters coming before the TCI shareholders. With the Voting Agreements, Robert Taubman asserted to the SEC that he and the Taubman family controlled 33.6% of the vote of the capital stock of TCI, and that the Voting Agreements had been entered into "for the purposes of preventing an unsolicited takeover of the company." Thus, it was impossible for anyone to achieve a two-thirds vote to approve a sale or amend the Articles of Incorporation over the Taubman family's opposition.

     This Court issued an opinion on January 22,2003. The Court held that the SPG Plaintiffs had adequately alleged that the shares in the Voting Agreements may be subject to the Michigan Control Share Acquisitions Act, (Chapter 7B of the Michigan Business Corporation Act, MCL 450.1790, officially known as the "Stacey, Bennett, and Randall shareholder equity act" MCL 450.1970(1)., ET SEQ, is commonly referred to as the "Control Share Acquisitions Act," hereinafter the "Control Share Act"), which would trigger a shareholder vote to confer voting rights. Less than one week later, Robert Taubman terminated the Voting Agreements, purportedly to "eliminate the issues Simon has raised based on these agreements." JANUARY 28, 2003 SEC SCHEDULE 13D/A, ITEM 4.

     Simon purchased its first shares (1000) of TCI common stock on November 15,

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2002, and purchased additional shares on November 27,2002.(16) On December 5,
2002, Simon made a formal tender offer for $18 per share and filed this action. On December 10, 2002, the Board again met with senior management, legal counsel and Goldman. The Board unanimously resolved to recommend that shareholders reject the offer. On December 11,2002, the Board filed a Schedule 14D-9 setting forth thirteen reasons for its recommendation. The Board also amended the TCI bylaws to "opt out" of the Michigan Control Share Acquisitions Act and to add a requirement that any shareholder nomination or business proposal be submitted by a reasonable period before the meeting in question.

     On January 15,2003, Simon and Westfield made a cash offer of $20. On January 20,2003, the Board met again and reviewed the terms of the offer. In an amended Schedule 14D-9, the Board listed fourteen reasons why it recommended that shareholders reject the Simon/Westfield offer.

     On February 17,2003, Simon/Westfield announced that 84.5% of the common shares of TCI outstanding stock had been tendered. Simon/Westfield say that this indicates that TCI's shareholders overwhelmingly favor its offer and want the Board to remove impediments to its approval. However, Defendants contend that this only represents 52% of all of the issued and outstanding shares, which is still short of the 66 and 2/3rd% needed to approve a sale of TCI or amendments to its Articles. Defendants further contend that the tenders received by Simon/Westfield are not

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     (16) Simon's total holdings are 11,000 shares. Plaintiff Glancy owns 1,000 shares, which he bought in October 2000, and Plaintiff Smith owns 300 shares, which he purchased in 1993.

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particularly telling, because 90% of TCI shareholders are institutions, and institutional shareholders almost always tender their shares whenever an above-market offer is received.

III. STANDARD OF REVIEW

     In the Sixth Circuit, when determining whether to issue a preliminary injunction, the Court must typically consider four factors:

     (1) the likelihood that the party seeking the preliminary injunction will succeed on the merits of the claim; (2) whether the party seeking the injunction will suffer irreparable harm without the grant of the extraordinary relief; (3) the probability that granting the injunction will cause substantial harm to others; and (4) whether the public interest is advanced by the issuance of the injunction.

WASHINGTON V. RENO, 35 F.3d 1093,1099 (6th Cir. 1994). The Court is to balance each factor against the other to arrive at its ultimate determination. LEARY V DAESCHNER, 228 F.3d 729, 736 (6th Cir. 2000).

IV.  ANALYSIS

     Defendants challenge both motions on procedural and substantive grounds. The Court will first address one of the procedural claims, subject matter jurisdiction, because it is dispositive of other claims and defenses.

                                       I.

     Defendants contend that subject matter jurisdiction is lacking for both complaints due to a lack of diversity and the Smith and Glancy Plaintiffs' failure to satisfy the amount in controversy requirement. The Court agrees in part.

     Defendants assert that complete diversity does not exist in either the SIMON or GLANCY case because a Plaintiff in each case is a California citizen:
Randall J. Smith

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and Lionel Z. Glancy, respectively. Their California residencies destroy diversity, says Defendants, because at least two partners of the TG Partners Limited Partnership ("TG") are also California residents. Decl of Gerald R. Poissant, PARA 7.

     TG is not a named Defendant in either lawsuit. It does, however, own more than six million shares (or 21%} of the Series B stock whose voting rights are challenged here. A. Alfred Taubman is the sole shareholder of the corporation that is the managing general partner of TG. ID. As such, he is authorized to take all actions on behalf of TG. ID. Citing CARDEN V ARKOMA ASSOC, 494 U.S. 185
(1990) and HALLERAN V HOFFMAN. 966 F.2d 45,47-48 (1st Cir. 1992), Defendants contend that TG is a real party in interest whose citizenship must be considered for purposes of determining jurisdiction, even if it is not a named party.

     In response, Plaintiffs rely upon an unpublished 9th Circuit opinion, FDIC V HYDE PARK APARTMENTS, 81 F.3d 167 (9th Cir. 1996), in which a partnership sought to intervene on the ground that it was an indispensable party, to ensure that its interests were adequately protected. The court denied the partnership motion, holding that the limited partnership was not an indispensable party because its general partner had been named and his interest was indistinguishable from that of the partnership. 81 F.3d at 4. Likewise, Plaintiffs argue that TG is not an indispensable party because A. Alfred Taubman is the legal and beneficial owner of TG's voting rights and can adequately protect TG. Plaintiffs assert that TG's and A. Alfred Taubman's interests are identical.

     Plaintiffs also cite PROFESSIONAL HOCKEY CLUB CENTRAL SPORTS CLUB OF THE ARMY V

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DETROIT RED WINGS, 787 F.Supp. 706, 713-714 (E.D. Mich. 1992), which held that the absent party's interest in the lawsuit would not be prejudiced if he were not joined because he and the named defendant had an almost identical interest in the outcome of the lawsuit.

     The Court finds Plaintiffs' arguments and authority unpersuasive. "[D]istrict courts shall have original jurisdiction of all civil actions where the matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs, and is between ... citizens of different States." 28 U.S.C.
Section 1332(a)(1). "The diversity statute has been interpreted to require `complete diversity' of citizenship." INTERNATIONAL FLAVORS AND TEXTURES, LLC V GARDNER, 966 F.Supp. 552, 553 (W.D. Mich. 1997). "[C]omplete diversity requires that no party share citizenship with any opposing party. SAFECO INS CO OF AMERICA V CITY OF WHITE HOUSE, Tenn, 36 F.3d 540, 545 (6th Cir. 1994). On its own motion a court may dismiss a party who destroys diversity if it also finds that the party is dispensable. Fed. R. Civ. P. 21; AETNA CASUALTY & SURETY CO V DOW CHEMICAL CO, 44 F.Supp.2d 870, 876 (E.D. Mich. 1999), However, "such authority should be used sparingly; the court should consider whether the dismissal of the nondiverse party will prejudice any of the remaining parties to the litigation." AETNA, 44 F.Supp. 2d at 876.

     Limited partnerships are citizens of each state in which its partners are residents. INTERNATIONAL FLAVORS AND TEXTURES, LLC V. GARDNER, 966 F.Supp, 552, 554 (W.D. Mich. 1997). Where limited partnerships are named parties, the Sixth Circuit has adopted the position that the residence of limited partners must be considered for the purpose of

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determining whether there is diversity jurisdiction. See SHR LIMITED PARTNERSHIP
V BRAUN, 888 F.2d 455,459 (6th Cir. 1989). One year later, the United States Supreme Court adopted the same view in CARDEN V ARKOMA ASSOC, 494 U.S. 185
(1990). However, neither the Sixth Circuit nor the Supreme Court has directly addressed the issue presently here - whether the Court must consider the citizenship of a limited partnership that is an unnamed, real party in interest, even though a diverse general partner has been named in his individual capacity.(17)

     The most analogous scenario upon which several courts have ruled, is where a general partner only is named on behalf of the partnership, and the question presented is whether, for diversity purposes, the court is limited to considering the citizenship of the general partner. Several courts have rejected this contention in favor of examining the citizenship of all of the general and limited partners. The split of authority seems to favor this approach.

     For example, in HALLERAN V HOFFMAN, 966 F.2d 45,47-48 (1st Cir. 1992), the court considered the citizenship of the members of a limited partnership, where only the general partner, in his capacity as such, had been named. In its analysis the court noted that in some states limited partnerships can sue in their own name, while in other states such claims must be brought by the general partners or a class representative. 966 F.2d at 47. The court also noted that the Eighth and Third Circuits have considered the citizenship of limited partners even though suit was brought by a general

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     (17) Note that this issue only pertains to the SPG complaint, because A.
Alfred Taubman is not a named party in the GLANCY complaint. The analysis of whether TG's citizenship should be considered in Glancy will depend upon whether TG is an indispensable party as defined by Fed.R.Civ.P. 19.

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partner only, on behalf of the partnership. ID at 48 (citing STOUFFER CORP V
BRECKENRIDGE, 859 F.2d 75 (8th Cir. 1988); CARLSBERG RESOURCES CORP V CAMBRIA SAVINGS AND LOAN ASS'N, 554 F.2d 1254 (3rd Cir. 1977)).

     Finding that the suit before it was brought for and on behalf of the unnamed partnership, the court in CARLSBERG held that the citizenship of all general and limited partners had to be considered in determining whether there was diversity jurisdiction. ID. The court reasoned that to do otherwise would allow the question of diversity jurisdiction to turn on various state law rules regarding the name or names under which a partnership may sue. ID. Consequently, certain litigants may be afforded superior access to diversity jurisdiction and "those elsewhere might seek to create diversity jurisdiction simply by not availing themselves of the right to sue in the partnership name." ID. See also IN RMP CONSULTING GROUP, INC V DATRONIC RENTAL CORP, 179 F.R.D. 614,620-621 (N.D. Okla. 1998), REV'D IN PART ON OTHER GROUNDS, 189 F.3d 478 (10th Cir.
1999)(citizenship of limited partners considered for unnamed partnership that was a real party in interest but was not indispensable).

     In both STOUFFER AND CARLSBERG, only the general partner had been named on behalf of the limited partnership. Nevertheless, each court held that the citizenship of the limited partners had to be considered. The CARLSBERG court stated:

     When the rule of complete diversity is read in conjunction with the principle that the citizenship of a partnership depends upon that of its members, it becomes clear that diversity jurisdiction may not obtain here, unless all of the members of the plaintiff partnership are of distinct citizenship from all of the defendants. Since such diversity in citizenship is lacking, the district court property dismissed the complaint for want of jurisdiction.

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554 F.2d at 1259. See also NEW YORK STATE TEACHERS RETIREMENT SYS V KALKUS, 764
F.2d 1015 (4th Cir. 1985); ELSTON INV, LTD V DAVID ALTMAN LEASING CORP, 731 F.2d 436 (7th Cir. 1984). Although the Sixth Circuit has yet to speak on this issue, notably, in its analysis in SHR, it considered STOUFFER and CARLSBERG, SUPRA, and cited their reasoning with favor.

     In the SPG case, Defendants' contention that the citizenship of TG's limited partners should be considered appears to be most consistent with the rule adopted in many jurisdictions with regard to limited partnerships. It is also consistent with the principle of complete diversity of citizenship. Plaintiffs ask this Court to enjoin the Taubman family members from voting their respective Series B stock. A. Alfred Taubman's shares are held in various forms, primarily through partnerships that he controls.(18) Therefore, although he is only named in his individual capacity, any action that A. Alfred Taubman takes with respect to the Series B stock will actually be on behalf of the various entities through which the shares are held. In effect, the interest of the TG partnership, as well as the other partnerships, will be directly affected if Plaintiffs' request is granted. That being the case, there is no substantive difference between A. Alfred Taubman's posture in his individual capacity and the general partners that were named on behalf of the limited partnerships in HALL, STOUFFER AND CARLSBERG.

     Accordingly, the Court finds that the citizenship of the TG limited partners must

----------
     (18) A. Alfred Taubman's holdings of Series B shares and TRG units are as follows: TRA Partners (17,699,879); TG (6,327,098), Taubman Realty Ventures (11,011); Taub-Co Management, Inc (1,975); and A. Alfred Taubman Trust (9,875). Decl of Gerald R. Poissant, PARA 3.

be considered. Consequently, diversity was destroyed by the joinder of Randall
J. Smith to the SPG Complaint. Rather than dismiss the entire SPG complaint, however, the Court will exercise its discretion and dismiss only Smith. Also, since there is no evidence to the contrary, the Court agrees with Plaintiff that TG is a dispensable party under Fed.R.Civ.P. 19(a).(19) Accordingly, it need not be joined; it appears that its interests are identical to those of A. Alfred Taubman and, therefore, will be adequately represented. PROFESSIONAL HOCKEY CLUB CENTRAL SPORTS CLUB OF THE ARMY, 787 F.Supp. at 713-714.

     A slightly different analysis pertains to the GLANCY case, although the end result is the same. Unlike the SPG complaint, A. Alfred Taubman is not a named party in GLANCY. However, in Counts I and II of his complaint, Glancy asks the Court to declare that the Taubman family's shares of Series B stock do not have voting rights and to prohibit the family from voting the same.

     Despite his absence from the GLANCY lawsuit, it cannot be disputed that A. Alfred

----------
     (19) Fed.R.Civ.P.19(a) states:

Persons to be Joined if Feasible. A person who is subject to service of process and whose joinder will not deprive the court of jurisdiction over the subject matter of the action shall be joined as a party in the action if (1) in the person's absence complete relief cannot be accorded among those already parties, or (2) the person claims an interest relating to the subject of the action and is so situated that the disposition of the action in the person's absence may
(i) as a practical matter impair or impede the person's ability to protect that interest or (ii) leave any of the persons already parties subject to a substantial risk of incurring double, multiple, or otherwise inconsistent obligations by reason of the claimed interest. If the person has not been so joined, the court shall order that the person be made a party. If the person should join as a plaintiff but refuses to do so, the person may be made a defendant, or, in a proper case, an involuntary plaintiff. If the joined party objects to venue and joinder of that party would render the venue of the action improper, that party shall be dismissed from the action.

Taubman has an interest in his ability to vote the Series B stock that he owns or controls. This fact implicates the joinder provisions of Fed.R.Civ.P. 19, under which either: 1) A. Alfred Taubman is an indispensable party who should be joined so that his interests can be adequately protected; or 2) A. Alfred Taubman is a dispensable party who does not need to be joined because his interest will be adequately protected since they are identical to his sons, Robert and William Taubman, who are named defendants and who also own Series B stock.

     Under either scenario, if Glancy's relief is granted, the shares that A. Alfred Taubman controls through the TG partnership would be affected. Therefore, the reasoning employed above with regard to SPG would likewise apply. The citizenship of the TG partnership must be considered for diversity purposes. Accordingly, Glancy's shared California residency with two TG limited partners destroys diversity. Since Glancy is the only named Plaintiff and proposed class representative, his complaint will be dismissed without prejudice.

     This ruling renders moot Defendants' second challenge to subject matter jurisdiction, namely, failure of the Smith and Glancy Plaintiffs to satisfy the amount in controversy requirement.

                                       II.

     The Court will now turn to a second defense asserted by Defendants which the Court finds to be dispositive of certain claims. Defendants argue that Simon does not have standing to assert claims of breach of fiduciary duty which are based upon the 1998 issuance of Series B stock, since Simon did not own TCI stock at the time of this alleged breach of duty. The Court agrees.

     A person only has standing to bring a cause of action if he/she has "a substantial interest and a personal stake in the outcome of the controversy." ALTMAN V NELSON, 197 Mich. App. 467,475 (1993). Michigan courts have yet to expressly decide whether a shareholder has standing to bring a claim of breach of fiduciary duty for acts that occurred prior to the date the shareholder acquired the stock.(20) However, "in the absence of clear Michigan law, Michigan courts commonly refer to Delaware law, which is respected and often followed on corporate matters." IN RE CONSUMERS POWER CO. DERIVATIVE LITIGATION, 132 F.R.D. 455,461 (E.D. Mich. 1990).

     A Delaware case factually analogous to this one, OMNICARE, INC. V NCS HEALTHCARE, INC., 809 A.2d 1163 (Del. Ch. 2002), is instructive. In OMNICARE, plaintiff sent a letter to defendant NCS proposing that they engage in negotiations for Omnicare to purchase NCS. NCS, however, entered into a merger agreement with another corporation and announced it three days later. 809 A.2d at 1167. On the date of the announcement, Omnicare became a first time stockholder in NCS, purchasing 1,000 shares of NCS common stock. Omnicare then filed a lawsuit challenging certain terms of the merger and alleging that the board had breached its fiduciary duty in approving the merger and refusing to consider Omnicare's indication of interest. ID. at 1168. One week after filing its complaint, Omnicare commenced a tender offer for NCS shares. ID. Defendants filed a motion to dismiss for lack of standing.

----------
     (20) Michigan courts have expressed disfavor for parties who "buy[] a minority interest in the stock of a private corporation for the sole purpose of instituting suit to interfere with or to control the internal policy of the corporation." WAGNER ELECTRIC CORPORATION V HYDRAULIC BRAKE CO, 269 Mich. 560, 566 (1934).

     The court granted defendants' motion, noting that "a breach of fiduciary duty claim must be based on an actual, existing fiduciary relationship between the plaintiff and the defendants at the time of the alleged breach." ID at 1169. The court rejected Omnicare's request that it recognize an exception to this rule to allow standing on the basis of its status as a competing bidder. ID. The court stated that it would not "permit an entity that could not sue in its own right[,] to sue directors for a breach of fiduciary duty owed to others." ID. In its analysis, the court noted Delaware's longstanding public policy against "the `evil' of purchasing stock in order to `attack a transaction which occurred prior to the purchase of the stock.'" ID (quoting ROSENTHAL V BURRY BISCUIT CORP, 60 A.2d 106,111 (Del. Ch. 1948). The court further stated that "Delaware courts enforce this policy by denying standing to after-the-fact purchasers and dismissing their complaints." ID at 1170.

     A bidder-shareholder does, however, have standing "to challenge the actions of [a] target [company's] management exercised in the course of defending against the offer." TORCHMARK CORP V BIXBY, 708 F.Supp, 1070 (W.D. MO. 1988) quoting GROUSE-HINDS CO V INTERNORTH, INC, 518 F.Supp. 390,403 (N.D. NY. 1980)). See also IN RE GAYLORD CONTAINER CORP. SHAREHOLDERS LITIG., 747 A.2d 71 (Del. Ch. 1999).

     In this case, it is undisputed that Simon did not own shares of TCI/TRG in 1998 when the Defendants are alleged to have breached their fiduciary duties in issuing Series B stock to the Taubman family. Simon only recently purchased its shares -- in November 2002. Because Michigan courts have expressed disfavor for parties who attempt to assert legal rights that accrued prior to their interest in a corporation, and

Delaware courts expressly preclude such claims, the Court will follow the holding in OMNICARE.

     Simon's arguments in support of standing are unavailing. It asserts standing by virtue of the Board's alleged continuing breach of fiduciary duty that amounts to a "continuing wrong." That argument was considered and rejected by the court in OMNICARE. The plaintiff-bidder in OMNICARE argued that the court should find that it had standing as a bidder because "the alleged fiduciary misconduct adversely affect[ed] its chances of succeeding in its takeover bid and that its interest in obtaining injunctive relief to remedy that alleged misconduct [was] largely congruent with the interests of the ... stockholders in receiving a better offer for their shares." 809 A.2d 1163,1169 (Del. 2002). The OMNICARE court, however, declined to find an exception to Delaware's rule on this basis. ID.

     Simon also cites CRTF CORP V FEDERATED DEPARTMENT STORES, 683 F.Supp. 422, 428 (S.D. NY 1988) in support of its continuing wrong theory. The plaintiff alleged a continuing wrong with regard to a defensive measure that was taken in response to the plaintiffs tender offer. 683 F.Supp. at 428. The CRTF court declined to dismiss plaintiffs claim of breach of fiduciary duty, although the plaintiff did not own shares at the relevant time. However, the court did not offer any analysis or cite any authority for its position. The CRTF decision was also rendered several years before OMNICARE. This Court is not bound by CRTF and does not regard it as persuasive authority.

     Simon's reliance upon EMERSON RADIO CORP V INTERNATIONAL JENSEN INC, 1996 W.L. 483086 (Del. 1996), an unpublished opinion, is also misplaced. Contrary to

Simon's assertions, the EMERSON court found that it was not necessary to decide the question of the plaintiff-bidder's standing -- "the Court will proceed on the assumption but without deciding, that [plaintiff] has standing to assert its claims." 1996 WL 483086, *14. Moreover, the court specifically noted that "no Delaware court has recognized the standing of a non-stockholder bidder for a target company, to assert fiduciary claims against the target company's directors." ID at 13.

     Based on the holding of OMNICARE and the dicta in EMERSON, the Court holds that Simon has no standing to challenge the 1998 issuance of Series B stock as a breach of fiduciary duty, inasmuch as it was not a stockholder at the time.(21) Consequently, it is not necessary for the Court to rule upon Defendants' assertion that those claims are barred by the statute of limitations.

                                      III.

     Defendants next argue that the SPG complaint contains derivative claims which were not filed in compliance with MCL 450.1492a and 450.1493a.

     Shareholders do not have a private right of action for damages for claims based solely on an injury to the corporation. GAFF V FDIC, 814 F.2d 311, 315 (6th Cir. 1987). "A suit for damages arising from an injury to the corporation can only be brought by the corporation itself or by a shareholder derivatively if the corporation fails to act..., since only the corporation has an action for wrongs committed against it." ID (internal citation omitted). However, "`[w]here [a] shareholder suffers an injury separate and distinct from that suffered by other shareholders,' or the corporation as an entity, the

----------
     (21) Simon asserts other grounds for breach of fiduciary duty which remain viable.

shareholder may maintain an individual action in his own right." ID (quoting TWOHY V FIRST NAT'L BANK, 758 F.2d 1185,1194 (7th Cir 1985)).

     A court must look to the "nature of the wrongs alleged in the body of the complaint" to determine whether an action is a derivative or individual cause of action. LIPTON V NEWS INTERNATIONAL, 514 A.2d 1075,1079 (Del. 1986). Claims alleging waste or diminution in the value of corporate stock are generally recognized as derivative claims. GAFF, 814 F.2d at 315. Claims arising from a shareholders' contractual right, such as the right to vote or to assert majority control, are considered to be individual rights. LIPTON, 514 A.2d at 1078. A shareholder may proceed on an action for an individual harm even if the corporation is also injured from the same wrong. ID at 1079. Derivative claims may only be brought by shareholders who meet certain criteria:

     (a) The shareholder was a shareholder of the corporation at the time of the act or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time.

     (b) The shareholder fairly and adequately represents the interests of the corporation in enforcing the right of the corporation.

     (c) The shareholder continues to be a shareholder until the time of judgment, unless the failure to continue to be a shareholder is the result of corporate action in which the former shareholder did not acquiesce and the derivative proceeding was commenced prior to the termination of the former shareholder's status as a shareholder.

MCL 450.1492a. Additionally, before filing a derivative action, a written demand must have been served upon the corporation, 90 days prior to filing, demanding that action be taken. MCL 450.1493a(a). A filing may be made before the expiration of the 90 day period if the shareholder receives notice that his/her demand has been rejected or if the corporation would suffer irreparable injury if forced to wait for the period to expire. MCL 450.1493a(b).

     The demand requirement is also found in Fed.R.Civ.P. 23.1, In accordance with that rule, a complaint must "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors or comparable authority... and the reasons for the plaintiffs failure to obtain the action or for not making the effort." ID. In limited circumstances the demand requirement can be excused as being futile. There is disagreement within this circuit as to what must be alleged.

     In HALL v ALIBER, 614 F.Supp. 473,477 (E.D. Mich. 1986), the court held that federal common law applies to determine whether the demand requirement has been satisfied. The court then opined that the federal common law was the same as Michigan law, but because no Michigan law had been passed, Michigan would apply Delaware law. ID. Therefore, the court applied the holding in ARONSON V LEWIS, 473 A.2d 805 (Del. 1984), OVERRULED ON OTHER GROUNDS, BREHM V EISNER, 746 A.2d 244 (Del. Supr. 2000), which requires a plaintiff to allege a PRIMA FACIE case of either breach of duty of loyalty (i.e., self dealing) or breach of duty of care (i.e., neglect or grossly negligent decision making) in order for the demand requirement to be excused.

     Applying this standard, the court rejected plaintiff's claims that he need not make a demand since most of the board members were named defendants and the challenged actions were taken or approved by board members. 614 F.Supp. at 479. Plaintiff also argued that a demand was futile because the directors had a personal interest in the matter and were also wrongdoers. The court acknowledged that such a claim, if properly pled, would state a claim for breach of loyalty. ID. However, the court found that plaintiff had not pled sufficient facts to support such a claim. Specifically, the plaintiff had not pled that any director had a pecuniary interest in the transaction or stood to profit economically, that negotiations were not conducted at arms-length; or, that the outside directors were controlled by management or otherwise acted in bad faith. ID.

     Similarly, The court held that plaintiff's claim of breach of fiduciary duty, if it had been pled with particularity, would excuse a demand. ID. However, the court found that plaintiffs claims were not sufficient. Plaintiff alleged that the board breached its fiduciary duties when it authorized the sale of 950,000 shares of stock for a below-market price to a group that consisted of the chairman of the board, the president of the corporation (who was also a director) and the senior vice president. ID at 474, 479. Plaintiff listed several factors that it alleged the board failed to consider before authorizing the transaction. ID at 480. Despite this, the court found that the claim was lacking because plaintiff failed to allege any facts in support of his claim that the board did not consider the factors or that it failed to seek or follow the advice of its financial advisor or counsel. ID. Therefore, the court held that the lack of demand was not excused.

     In MATTER OF CONSUMERS POWER CO DERIVATIVE LITIGATION, 111 F.R.D. 419 (E.D. Mich. 1986), the court rejected the HALL holding. It disagreed that Delaware law should apply. The court stated that the stricter standard applied by federal courts, which only allows an excuse for a well pled claim of breach of the duty of loyalty, is more consistent with the purpose and history of Fed.R.Civ.P. 23.1. 111 F.R.D. at 424.

     In its analysis, the court stated that claims that directors simply acquiesced in misconduct, were not duly diligent, issued misleading proxy statements and/or acted negligently, did not excuse demand. ID at 426-427. The court also found that an allegation that a demand would have been futile because of the chairman of the board's "long standing domination" of the board, was not adequately supported by well pled facts and, therefore, did not excuse demand. ID at 427. Finally, a claim that directors and officers were wrongfully paid bonuses did state a claim of breach of loyalty. ID. However, the court held that in order to excuse demand, the plaintiffs had to claim that the breach was by a majority of the board. ID.

     Since HALL and CONSUMERS POWERS were decided, one Michigan case has considered a claim that a demand was not property made. In CAMPAU V MCMATH, 185 Mich. App. 724,729 (1990), the court held that the plaintiffs were excused from making a futile demand where it was alleged that the board issued stock to themselves for the sole purpose of obtaining control of the corporation. The court, however, did not engage in any analysis on this point. Because this allegation of self-dealing would qualify as a claim of breach of loyalty, it is still not clear whether Michigan courts would be inclined to agree with HALL or CONSUMERS POWERS.

     Simon's complaint contains both derivative and individual claims. In Counts II and III, Simon specifically alleges that its right to vote has been impeded by the acts and/or omissions of the Board. Specifically, in Count II, Plaintiff alleges that the recently aggregated shares do not have voting power because the issuance was not submitted to the shareholders for a vote, contrary to the Michigan Control Share Act. In Count III, Simon alleges that the Special Meeting Amendment of December 20,2002 was enacted to impede shareholders' right to vote or assert control to remove impediments to the tender offer. Counts IV and V, however, primarily allege breaches of the duty of care by the Board and A. Alfred Taubman in their alleged failure to give due consideration to the pending offer.

     Where a complaint contains both derivative and individual claims, the plaintiff should be permitted to proceed on the individual claims even if notice was not property given or excused under Fed.R.Civ.P. 23.1. LIPTON, 514 A.2d at 1080. The derivative claims, however, may be dismissed. ID.

     In this case, whether or not Simon's complaint states derivative claims depends upon whether the Court elects to follow HALL or CONSUMERS POWER. Under a HALL analysis, it appears that SPG alleges an interference with shareholders' right to vote, a breach of the duty of care or breach of loyalty - any of which would be considered individual claims that are not subject to the requirements of Fed.R.Civ.P. 23.1. Under CONSUMERS POWER, those claims that only amount to a breach of duty of care would not be excused from the demand requirement and, therefore, would have to be dismissed.

     Although both courts offer sound reasoning for their rulings, this Court will follow HALL because it is based upon Delaware case law, which is accepted in Michigan as being authoritative in the absence of clear Michigan law. IN RE CONSUMERS POWER, 132 F.R.D, at 461. Therefore, the Court finds that: 1) the allegations that Defendants have interfered with Plaintiffs right to vote state individual harms which are not subject to the demand requirements of Fed.R.Civ.P. 23.1; and, 2) the balance of Plaintiffs claims allege breaches of the duties of care and loyalty which are also excused from the demand requirements.

                                       IV.

     The Court will now consider whether Simon's remaining claims of breach of fiduciary duty and violation of the Michigan Control Share Acquisitions Act satisfy the criteria for the issuance of a preliminary injunction.

          A.   LIKELIHOOD OF SUCCESS

               I.   BREACH OF FIDUCIARY DUTY

     Simon claims that Defendants breached their fiduciary duties by rejecting the Simon/Westfield tender offer and by taking certain actions in response to the offer. Depending on the allegation, there are three levels of judicial review for claims alleging breaches of duty by the directors of a corporation: the business judgment rule; the UNOCAL(22) standard of enhanced judicial scrutiny; or, the entire fairness analysis. UNITRIN, INC V AMERICAN GENERAL CORP, 651 A.2d 1361 (Del. 1995). Only the business judgment rule and the UNOCAL standard are relevant to this Court's analysis.(23)

     The business judgment rule is a rebuttable presumption that "in making a business decision the directors of a corporation acted on an informed basis, in good

----------
     (22) UNOCAL CORP. V MESA PETROLEUM CO, 493 A.2d 946 (Del. 1985),

     (23) The entire fairness standard applies only when a board fails to meet its burden under UNOCAL and/or the presumption under the business judgment rule is rebutted. UNITRIN, INC. V AMERICAN GENERAL CORP., 651 A.2d 1361,1377 (Del.
1995).

faith and in the honest belief that the action taken was in the best interests of the company." UNOCAL CORP V MESA PETROLEUM CO, 493 A.2d 946, 954 (Del.
1985)(quoting POGOSTIN V RICE, 480 A.2d 619 (Del. 1984)). The burden is on the party challenging a board action to establish facts rebutting the presumption. UNITRIN, 651 A.2d at 1373. If the presumption is not rebutted, "a court will not substitute its judgment for that of the board if the [board's] decision can be 'attributed to any rational business purpose.'" UNOCAL, 493 A.2d at 954. The plaintiff has the initial burden of proving that the act complained of cannot be attributed to any rational business purpose and the ultimate burden of persuasion. UNITRIN, 651 A. 2d at 1374.

     This rule "has traditionally operated to shield directors from personal liability arising out of completed actions involving operational issues." ID. However, uninformed or unadvised decisions by a board are considered inherently unreasonable and, therefore, not protected by the business judgment rule. NCR CORP V AMERICAN TELEPHONE AND TELEGRAPH CO, 761 F.Supp. 475,491 (S.D. OH.
1991).

     The UNOCAL standard of enhanced judicial scrutiny is applied when the conduct being scrutinized is a defensive measure taken by a corporation in response to a perceived threat. UNITRIN, 651 A.2d at 1372, n. 9. This standard, when applicable, must be satisfied before the board can claim the protection of the business judgment rule. In instances where a board takes action that excludes or limits a valid stockholder vote, for instance, because of the possibility that the board is acting in furtherance of its own interests rather than those of the corporation or the stockholders, the board must meet a two-part burden:

     First, a REASONABLENESS test, which is satisfied by a demonstration that the board of directors had reasonable grounds for believing that a danger to corporate policy and effectiveness existed, and

     Second, a PROPORTIONALITY test, which is satisfied by a demonstration that the board of directors' defensive response was reasonable in relation to the threat posed.

Id at 1373.

     A finding of reasonableness first requires that the nature of the threat be clearly identified. ID at 1384. Three categories of threats have been identified:

     (i) OPPORTUNITY LOSS... [where] a hostile offer might deprive target shareholders of the opportunity to select a superior alternative offered by target management [or, we would add, offered by another bidder]; (ii) STRUCTURAL COERCION, ... the risk that disparate treatment of non-tendering shareholders might distort shareholders' tender decisions; and (iii) SUBSTANTIVE COERCION, ... the risk that shareholders will mistakenly accept an underpriced offer because they disbelieve management's representations of intrinsic value.

Id. Also, the "Inadequate value" of an all cash for all shares offer is a "legally cognizable threat.'"(1) ID (quoting PARAMOUNT COMMUNICATIONS, INC V TIME, INC, 571 A.2d 1140,1153 (Del. 1990).

     With regard to proportionality, a board of directors is at liberty to oppose a third party's unsolicited acquisition offer or proposal but does not have "unbridled discretion to defeat any perceived threat by any Draconian means available." UNOCAL, 493 A.2d at 955; UNITRIN, 651 A.2d at 1383. "[D]efensive measures which are either preclusive or coercive are ... draconian." UNITRIN, 651 A.2d at 1377. However, a court applying enhanced judicial scrutiny should be deciding whether the directors made a reasonable decision, not a perfect decision. If a board selected one of several reasonable alternatives, a court should not second guess that choice even though it might have decided otherwise or subsequent events may have cast doubt on the board's determination. Thus, courts will not substitute their business judgment for that of the directors, but will determine if the directors' decision was, on balance, within a range of reasonableness.

Id at 1385-1386 (citations omitted). If defensive measures are not preclusive or coercive, the focus of the court's inquiry should be whether the act falls within the range of reasonableness. ID at 1387. If it does fall within that range, the business judgment rule applies. In order to defeat a motion for preliminary injunction, a board must prove that its actions stand up under both prongs of UNOCAL and that the business judgment rule applies. ID at 1375.

     Defensive actions taken by a board that are designed primarily to interfere with stockholder voting power are also not protected by the business judgment rule, even if the actions are taken in good faith. BLASIUS INDUSTRIES, INC V ATLAS Corp, 564 A.2d 651, 660-661 (Del. 1988). Rather, the board must demonstrate a compelling justification for its action. ID at 663. Delaware courts have expressly held that an issuance of stock for the purpose of enabling a particular person or group to maintain or obtain voting control from shareholders is improper. CONDEC CORP V LUNKENHEIMER CO, 230 A.2d 769,775 (Del.
1967).

     In Counts IV and V, Simon contends that the Taubman family and the Board's rejection of the Simon/Westfield offer and the Special Meeting Amendment of December 20,2002 constitute breaches of fiduciary duty not protected by the business judgment rule. The Court agrees in part.

     The Court finds that the Board's simple act of rejecting the Simon/Westfield offer is not a defensive measure and, therefore, the business judgment rule applies. The

Court further finds that Plaintiffs have failed to rebut the presumption that the Board's rejection of the offer was attributable to a rational business purpose.

     A board has the discretion to oppose unsolicited acquisition offers. UNOCAL, 493 A.2d at 955. In two Schedule 14D-9s, the TCI Board articulated numerous reasons why the Simon/Westfield offer was inadequate. The reasons were not limited to the price. The offered reasons appear to be rationally related to a legitimate business purpose. The Board presented unrefuted evidence that it consulted with advisors and legal counsel; and, contrary to Simon's assertions, there is no persuasive evidence that the Goldman and Wachtell advisors counseled the Board in a biased fashion or that their advice was clearly unreasonable or slanted simply to favor the Taubmans. For these reasons, further review of the Board's decision to reject the Simon/Westfield offer under a heightened standard is not warranted.

     Simon's second basis for a claim of breach of fiduciary duty, however, is subject to heightened scrutiny, since it appears to be a defensive measure. It is alleged that on December 20, 2002, four days after Simon announced its intention to call a special meeting, the Board announced that it had passed an amendment to the Special Meeting Provision of the bylaws ("Special Meeting Amendment") or ("Amendment"). Under the Amendment, shareholders holding 25% of the voting shares could no longer call a special meeting. Instead, only the Board could call such a meeting, at the request of shareholders holding at least 25% of voting shares. The Amendment provides that within ten days of receiving notice from the shareholders, the Board is to fix a date for the special meeting, not sooner than 30 days, or later than 90 days, after the date the Board takes action to set the special meeting date. Prior to this

Amendment, the bylaws permitted holders of 25% of the voting shares to unilaterally call a special meeting on a date of their choosing between 10 and 60 days after providing notice, Simon says it attempted to call a meeting (the "Excess Share Provision Special Meeting") on December 16, 2002, to allow TCI shareholders to vote on a proposed amendment to TCI's charter so that the purchase of shares by Simon in connection with the tender offer would not trigger the Excess Share Provision.

     The Special Meeting Amendment effectively makes it more difficult for shareholders to call a special meeting, which, in turn, makes it more difficult for shareholders to vote on the Simon/Westfield offer, and to remove impediments to it, such as the Excess Share Provision.

     In light of: (1) the timing of this Amendment, (2) the Taubman family and Board's vocal opposition to the tender offer, and (3) the absence of any other explanation for Defendants' actions, the Court concludes that sufficient facts support a finding that Defendants acted for the primary purpose of making it more difficult for shareholders to exercise their voting rights.

     When a defensive measure is found to have the primary purpose of interfering with or impeding the effectiveness of a shareholder vote, the heightened scrutiny of both BLASIUS and UNOCAL applies. Under such scrutiny, the burden is on the board to first demonstrate that there is a compelling justification for its actions. MM COMPANIES V LIQUID AUDIO, INC, 813 A.2d 1118,1131 (Del. 2003). Thereafter, the court may consider whether the acts are reasonable and proportional. ID at 1132.

     Here, Defendants have not offered a compelling justification or, in fact, any

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

justification for its actions. Therefore, the Board's action does not withstand scrutiny under BLASIUS. Consequently, the Court, need not reach a UNOCAL analysis. The Court is satisfied that Simon has demonstrated a likelihood of success on its claim that the Board breached its fiduciary duty in approving the December 20, 2002 Special Meeting Amendment to the TCI bylaws.

          II.  CONTROL SHARE ACT

     This Court has already held that the issuance of Series B stock to the Taubman family in 1998 was not a "control share acquisition" within the meaning of the Control Share Act. Accordingly, that claim of Simon's was dismissed by Order dated January 22, 2003.

     Additionally, however, Simon contends that in connection with events described in TCI's Schedule 13D/A dated November 14,2002 and filed with the SEC, the Taubman family members who hold Series B stock formed a "group" with respect to the voting of their Series B stock and the new shares acquired by virtue of Voting Agreements entered into with Robert Taubman. Simon contends that this gave the "group" a collective 33.6% of the voting power in TCI and it constituted a "control share acquisition" pursuant to MCL 450.1790(2). Simon says that since disinterested shareholders did not confer voting rights with respect to the voting power to be exercised by the group, as required by the Control Share Act, Defendants should be enjoined from voting their Series B stock and the new shares acquired through the Voting Agreements.

     In response, Defendants make two arguments. They contend that the Voting

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Agreements have been terminated, making Simon's argument moot with respect to them. They also assert that the Taubman family already owned their 30% shares before any Voting Agreements were entered into and the Control Share Act only strips voting rights from shares subsequently ACQUIRED which, when added to the group's shares, trigger one of the threshold levels set forth in MCL 450.1790(2). Their argument is that the Taubman family's agreement to vote their already owned shares in such a way as to block the Simon offer could never be considered a "control share acquisition" in violation of the Control Share Act. The Court disagrees.

     There is no question that the Taubman family aligned itself with other shareholders in a plan to pool their respective shares in a group vote against the Simon/Westfield offer. Robert Taubman's own statements in the Schedule 13D/A filing of November 14, 2002 is the proverbial smoking gun. In a section entitled "Purpose of the Transaction," the Schedule 13D/A states:

          Certain of the Reporting Persons have executed the Voting Agreements described in Item 5, granting the sole and absolute right to vote their shares on any and all matters that come before the shareholders of the Company to Robert S. Taubman .... Robert S. Taubman together with the Taubman Family controls 33.6% of the vote of the capital stock of the Company.... The Reporting Persons have entered into the
          Voting Agreements for the purposes of preventing an unsolicited takeover of the Company.

Schedule 13D/A, Item 4.

     The following is taken directly from the November 14,2002 Schedule 13D/A,
Item 5:

          Pursuant to the Voting Agreements, Robert S. Taubman has the sole and absolute right to vote 885,584 shares of Common Stock and 1,555,178 shares of Series B Preferred

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

          Stock. The Taubman Family (as defined above) holds, 500,437 shares of Common Stock, 25,228,882 shares of Series B Preferred Stock and 25,228,882 Units of Taubman Realty Group Limited Partnership ("Units"). Each member of the Taubman Family disclaims beneficial ownership of any shares of Common Stock, Series B Preferred Stock and Units held by any other member of the Taubman Family. When combined with the Shares subject to the Voting Agreements, the Taubman Family and Robert S. Taubman have the right to vote 26,784,060 shares of Series B Preferred Stock and 1,386,021 shares of Common Stock representing 33.6% of the outstanding voting stock of the Company, which as of November 11,2002 consisted of 52,183,395 shares of Common Stock and 31,767,066 shares of Series B Preferred Stock.

     Three Voting Agreements were entered into. The shares subject to the Voting Agreements, when combined with Robert Taubman's shares and the other Taubman family shares, represent 33.6% of the outstanding voting stock of TCI. When Robert Taubman got the Voting Agreements, he personally went from approximately 2%, ownership of common shares to 5% (See TRANSCRIPT OF HEARING ON MOTION FOR PRELIMINARY INJUNCTION, 3/21/03, P.93).

     There is no question that Robert Taubman personally got the "power to direct the exercise of voting power" with respect to those shares subject to the Voting Agreements. However, this, alone is not sufficient to trigger the Control Share Act. The issue presented in this classic battle for corporate control is whether the Control Share Act is triggered in the absence of a stock purchase but in the presence of an agreement or understanding to exercise voting power within one of the ranges of voting power enumerated in the statute.

     The Control Share Act has been defined as an anti-takeover statute which "regulates the accumulation of significant voting power in Michigan corporations by

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acquirers." ATLANTIS GROUP, INC V ALIZAC PARTNERS, 1991 U.S. Dist Lexis 12106
at*10 (W.D. Mich. Aug 27, 1991). Shares acquired by an individual or group that results in voting power that falls within any one of three ranges are called "control shares":

          (2) As used in this chapter, "control shares" means shares that... would have voting power with respect to shares of an issuing public corporation that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

          (a) 1/5 or more but less than 1/3 of all voting power.
          (b) 1/3 or more but less than a majority of all voting power.
          (c) A majority of all voting power.

SMCL 450.1790(2). Such transactions are called "control share acquisitions," which means one of two things--either the "acquisition, directly or indirectly, by any person of ownership of... issued and outstanding control shares...."
or "... the power to direct the exercise of voting power with respect to, issued and outstanding control shares." MCL 450.1791(1).

     Once a control share acquisition has occurred, a person or group is not entitled to vote "control shares" unless subsequently empowered to do so by resolution approved by shareholders, in accordance with MCL 450.1794 and MCL 450.1798.

     Contrary to Defendants' assertions, the Michigan Control Share Act speaks not only in terms of the acquisition of ownership of shares, but also of the power to direct the exercise of voting power with respect to shares. While the term "acquisition" is not specifically defined in the statute, by the terms of the statute, it means not only an

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

outright purchase (or possession) of stock, but also the control of stock voting power. Cf., GAF CORPORATION V MILSTEIN, 453 F.2d 709 (2d Cir 1971), cert. den. 406 US 910 (1972). In GAF, the court considered whether a cause of action had been stated against four stockholders (all family members) who allegedly agreed to hold their preferred shares for the purpose of acquiring control of the corporation, and whether they constituted a "group" required to make certain SEC filings.

     Under the broad definition of "acquisition" adopted by the GAF court, it concluded that plaintiff had stated a cause of action against the Milstein family. "If the allegations in the complaint are true, then the group, which must be treated as an entity separate and distinct from its members, could have gained `beneficial control' of the voting rights of the preferred stock only after its formation...." ID. AT 715-716.

     There is ample evidence that the Taubman family opposed the Simon takeover, was quite public in its opposition, and blunt in its statements that it intended to block the attempted takeover. The family formed a group and stated its intentions to combine its holdings with the shares obtained through the Voting Agreements, amassing the ability to block the Simon takeover. The Court makes this finding despite the family's disclaimer of "beneficial ownership" with respect to shares owned by other members of the Taubman family. See Schedule 13D/A, November 14, 2002, Items 4 and 5.

     The Control Share Act does not expressly define "group." However, Michigan courts have relied upon the Official Comments to Indiana's analogous statutes for guidance in interpreting the Control Share Act. See ATLANTIS GROUP, INC V ALIZAC PARTNERS, No. 1:90-CV-937,1991 US Dist Lexis 12106 at *19 (WD Mich Aug 27,1991);

HEENAN V PAGE, No. 90-020150-CZ, unpub. slip op at 9 (Wayne County Circuit Sept 6, 1991); ATLANTIS GROUP, INC V ALIZAC PARTNERS, No, 1:90-CV-937, unpub. slip op. at 10 n.6 (WD Mich Dec 5,1991). The Control Share Act was modeled after the Indiana statute and adopts that language virtually in its entirety. The Official Comments to Indiana's statute regarding the definition of "control share acquisition" state:

          As noted in the Official Comment to IC 23-1-42-1, the key is not simply whether a single person acquires actual record ownership of a sufficient percentage of shares with voting power in the election of directors:
          Any transaction or series of transactions under which a person, or a group of persons acting together, acquires the substantive practical ability to vote or direct the exercise of votingpower within the ranges specified in [Ind Code Section]23-1-42-1 -- directly or indirectly, individually or collectively -- will constitute a "control share acquisition" under the Chapter, whatever the form of the transactions or the formal ownership of the shares.

Ind Code Section 23-1-42-2, Official Comments.

     Likewise, the Comments regarding the definition of "control shares" state that:

          [T]he legal form of the acquisition, or whether the acquisition is made by one person or by two or more persons acting cooperatively or in concert, will not affect application of the Chapter.

Ind Code Section 23-1-42-1, Official Comments. The Comments further state that such an approach is similar to that adopted in Section 13(d) of the Securities and Exchange Act (SEA), 15 USC Section 78 ET SEQ. ID; SEE ALSO ATLANTIS, 1991 US Dist Lexis 12106 at *19 (relying upon Indiana Official Comments to Section 23-1-42-1 to determine existence of group).

     Under Section 13(d), "a court evaluating an allegation of the existence of a group must `determine whether there is sufficient direct or circumstantial evidence to support the inference of a formal or informal understanding between [the defendants]' for the purpose of acquiring, holding, or disposing of securities." HALLWOOD REALTY PARTNERS V GOTHAM PARTNERS, LP, 286 F3d 613, 617 (2002), QUOTING WELLMAN V DICKINSON, 682 F.2d 355, 363 (2d Cir 1982); See ALSO MORALES V QUINTEL ENTERTAINMENT, INC, 249 F3d 115,124 (2nd Cir 2001).

     One indicator of the existence of a group is "representations and insinuations to third parties by members of the group that its members together 'control' a block of shares, even though those shares are on the record of the company as owned by individual group members." BREAUD V AMATO, 657 So2d 1337,1343 (1995). Another indicator is "action taken by the group to affect the corporate direction of the company." ID at 1344.

     Applying the law to the facts presented here, the Court finds that Simon has adequately demonstrated a likelihood of success on its claim that Defendants violated the Control Share Act. The Court concludes that (1) for purposes of the Michigan Control Share Act, "acquisition" includes the substantive practical ability to vote or to direct the exercise of voting power within the ranges specified in MCL 450.1790(2); (2) a group that forms for this purpose is a "person" within the meaning of the Control Share Act; (3) no actual purchase of shares is necessary to trigger the Control Share Act when a group forms for the purpose of directing the exercise of voting power; (4) the Taubman family formed a group for the purpose of obtaining the practical ability to direct 33.6% of the voting power of TCI, and stated as much in its November 14,2002 Schedule13D/A filing with the SEC; (5) the group formed by the Taubman family is an entity separate and distinct from its individual members; and (6) this Taubman group acquired "control shares" after its formation, empowering the group to direct the exercise of 33.6% of the voting power with respect to issued and outstanding shares. This is within the range set forth in MCL 450.1790(2)(b).

     Undoubtedly regretful of his candor when the implications became apparent, Mr. Taubman dissolved the Voting Agreements after this Court's January 22,2003 Order, in which the Court found that the agreements were circumstantial evidence that the aggregation of shares was a control share acquisition. Mr. Taubman then declared that he and the parties no longer had any specific agreement to vote their shares in a particular way.

     The timing of Mr. Taubman's reversal of the Voting Agreements and the fact that he and his family remain steadfast in their opposition to the Simon/Westfield offer call into question the credibility of his assertions. As Plaintiffs contend, Mr. Taubman cannot "unring the bell." The Indiana Official Comments make it clear that the fact that the shares are individually held and there is no longer a formal agreement does not matter where there is evidence of an intent by the parties to act in a cooperative manner. Ind Code Sections 23-1-42-2; 23-1-42-1.

     What then, is the remedy? In Indiana, if a group is formed or a plan uncovered to act cooperatively or in concert, "all acquisitions made pursuant to the plan will be deemed part of the same 'control share acquisition'" Ind Code
Section 23-1-42-2. The Court finds wisdom in this approach. Accordingly, none of the 33.6% outlined by the Defendants in their November 14, 2002 Schedule D/A can be voted, unless voting rights are extended to the shares in accordance with the Control Share Act, MCL

450.1794 and MCL 450.1798.

     B.   BALANCE OF HARMS AND PUBLIC INTEREST

     The Court finds that the balance of harms leans heavily in Simon's favor, in its capacity as both a shareholder and a tender offeror, and the public interest is served in assuring that corporate democracy is respected. Applying the heightened standard of review, it is clear that a shareholder's right to vote his/her shares is to be vigorously protected absent a compelling justification for impeding or otherwise frustrating that right. See BLASIUS, SUPRA. It, follows, therefore, that the harm that would be caused by allowing Defendants to continue to act in a manner that interferes with or impedes a shareholder's right to meaningfully exercise his/her right to vote far outweighs the harm that the Taubman family would suffer if it is precluded from circumventing the Michigan Control Share Act. The Taubman family will simply be required to do that which it is required under the Michigan Control Share Act to do anyway-appeal to a majority of disinterested shareholders to confer voting rights on those shares that were aggregated for the purpose of preventing an unsolicited takeover of TCI, as announced in the Schedule 13D/A filed on November 14,2002.

     The Court is also persuaded that Simon will suffer irreparable harm if it is precluded from making a meaningful tender offer to TCI stockholders due to the Taubman family's wrongful exercise of its collective voting rights to block shareholders from considering the offer. See AMALGAMATED SUGAR CO, LLC. V NL INDUSTRIES, INC., 644 F. Supp. 1229, 1239 (SD NY 1986) (preliminary injunction granted to enjoin board from enforcing voting rights plan that effectively precluded tender offeror from presenting its offer to shareholders). The loss of the opportunity to effect a takeover of a major corporation has been recognized as significant harm where such contests for control are frustrated by wrongful attempts to interfere with a tender offer. See San FRANCISCO REAL ESTATE INVESTORS V REAL ESTATE INVESTMENT TRUST OF AMERICA, 701 F.2d 1000,1003 (1st Cir. 1983)(Held that lower court erred in finding that tender offeror would not be irreparably harmed absent injunction to enjoin bylaw that was enacted for the purpose of precluding offer.).

                                       V.

     A.   SECURITY BOND

     Under F.R.C.P. 65(c) a Court may require that a successful movant for a preliminary injunction post a security bond in an amount adequate to protect the opposing party from damages incurred in the event it is later decided that the injunction was wrongfully entered:

     No restraining order or preliminary injunction shall issue except upon the giving of security by the applicant, in such sum as the court deems proper, for the payment of such costs and damages as may be incurred or suffered by any party who is found to have been wrongfully enjoined or restrained.

F.R.C.P. 65(c). Although the express language of the Rule suggests that bond is mandatory, the Sixth Circuit has interpreted it to allow a court to exercise its discretion not to impose bond at all. USACO COAL CO V CARBOMIN ENERGY, INC., 689 F.2d 94,100 (6th Cir. 1982).

     The parties, in supplemental filings, have briefed this issue and offer significantly different suggestions as to the appropriate amount of a bond. Simon cites numerous

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cases involving corporate takeover issues where relatively nominal bonds have been posted.(24) Nevertheless, Simon states that it does not object to a bond up to $10 million dollars. Defendants list potential long and short term damages that they may incur as a result of the injunction, including the possibility that Simon with be successful in its takeover bid. Defendants estimate that potential losses could total hundreds of millions of dollars and request that the Court set a bond of $1 billion dollars.

     The Court finds that it would be difficult to estimate, with certainty, the value of Defendants' possible damages. Many of the factors that would affect potential damages, including whether shareholders will accept Simon's tender offer, are uncertain and susceptible to market fluctuations. If shareholders agree to allow the Taubman family to vote as a block or the Simon/Westfield offer is otherwise unsuccessful, Defendants potential damages would presumably be significantly less than represented. The amount of damages that Defendants could incur is largely

----------
     (24) Simon cites the following federal cases: CHICAGO STADIUM CORP. V SCALLEN, 530 F.2d 204,208 (8th Cir. 1976)($100,000 bond required for injunction enjoining issuance and right to vote certain voting stock); AMI METNALL, LP, V J.C. NICHOLS CO., 891 F. Supp. 1352,1361 (W.D. Mo. 1995)($50,000 bond required for injunction to enjoin enforcement of amended bylaw); CHAMPION PARTS REBUILDERS, INC. V CORMIER Corp.,661 F. Supp. 825,854 (N.D. III. 1987)($25,000 bond set where defendants enjoined from voting shares acquired by group in violation of Section 13(d)); BATUS V MCKAY, 684 F. Supp, 637, 641(D. Nev. 1988) ($15,000 bond set where tender offeror was challenging anti-takeover statute); PARAGAS, INC. V EMPIRE GAS CORP., 423 F. Supp, 199, 244-45 (D. Md. 1976), AFF'D, 546 F.2d 25 (4th Cir 1976)($1 million dollar bond set where injunction granted to target company to enjoin tender offer alleged to be illegal in many respects). Simon also cites two Delaware state cases in which substantial bonds were required: TATE & LYLE PLC V STALEY CONTINENTAL, INC., 1988 WL 46064 (Del. Ch. 1988)(unpub. op.)($65 million dollar bond set where Injunction granted to tender offeror to enjoin funding of a trust that would directly benefit certain directors if there was a change of control); GIMBEL V SIGNAL COS., 316 A.2d
599, 618 (Del. Ch. 1974), AFF'D, 316 A.2d 619 (Del. Supr. 1974)($25 million dollar bond set in derivative action by shareholders to enjoin corporation from selling ail outstanding capital stock).

speculative at this point.

     Having considered the evidence presented by Simon regarding the amounts of bonds that have been set in cases involving various types of corporate control issues, and there being no definitive method of estimating damages with certainty, the Court will set the bond at $10 million dollars as offered by Simon. The Court is satisfied that this amount is sufficient to protect Defendants' interests.

     B.   STAY PENDING APPEAL

     In its supplemental filing, Defendants request that the Court enter a stay in lieu of bond, pursuant to F.R.C.P. 62(c), in anticipation of their expedited appeal to the Sixth Circuit. The Court finds that Defendants' request is premature and not appropriate for consideration until Defendants file a proper motion and the matter is more fully briefed. Therefore, the Court denies Defendants' request that it enter a stay in lieu of bond.

V.   CONCLUSION

     "A preliminary injunction is an extraordinary measure that has been characterized as 'one of the most drastic tools in the arsenal of judicial remedies.'" Bonnell V LORENZO, 241 F.3d 800, 808 (6th Cir. 2001), CERT DEN, 534 U.S. 951 (2001) (quoting HANSON TRUST PLC V. ML SCM ACQUISITION INC., 781 F.2d 264, 273 (2d Cir. 1986)). It is a remedy best used sparingly, particularly where a court is being asked to intervene in a takeover dispute, which would typically and preferably be decided by market forces. HANSON TRUST PLC, HSCM, 781 F.2d at 273; JEWEL COMPANIES, INC. V. PAY LESS DRUG STORES NORTHWEST, INC., 510 F.Supp, 1006,1010 (N.D. Cal. 1981) ("In tender offer cases, there is a strong public policy in favor of preserving shareholders'

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freedom to choose between selling stock at a tender offer price and retaining their securities."); JOHN LABATT LIMITED V ONEX CORP, LBT, 890 F. Supp. 235, 244 (S.D. NY. 1995) target corporation's request to enjoin legal tender offer denied). It is, therefore, only after careful and thoughtful deliberation of the merits and relevant authority that this Court finds that an extraordinary remedy is warranted. Accordingly,

     The Court GRANTS IN PART and DENIES IN PART the Simon Plaintiffs-motion; DISMISSES Randall J. Smith as a party Plaintiff; DENIES Plaintiff Glancy's motion and DISMISSES his complaint without prejudice. Further, until further Order of the Court:

     IT IS HEREBY ORDERED that Defendants are enjoined from enforcing the December 20,2002 Special Meeting Amendment to the TCI bylaws and must, instead, honor the provision in place immediately prior to the Amendment;

     IT IS FURTHER ORDERED that none of the 33.6% outlined by the Defendants in their November 14,2002 Schedule D/A can be voted, unless voting rights are extended to the shares in accordance with the Control Share Act, MCL 450.1794 and MCL 450,1798. More specifically, when combined with the shares subject to the Voting Agreements, the Taubman family and Robert S. Taubman have the right to vote 26,784,060 shares of Series B Preferred Stock and 1,386,021 shares of Common Stock representing 33.6% of the outstanding voting stock of TCI which, as of November 11,2002, consisted of 52,183,395 shares of Common Stock and 31,767,066 shares of Series B Preferred Stock. These are the shares that may not be voted without disinterested shareholder approval in accordance with the Control Share Act.; and

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     IT IS FURTHER ORDERED that Simon is to post a bond in the amount of $10 million dollars.

     IT IS SO ORDERED.


                                               /s/ Victoria A. Roberts
                                               ---------------------------------
                                               Victoria A. Roberts
                                               United States District Judge


Dated:  MAY 08 2003